FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 06, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

6 June 2012

Adjustment of voting rights of Non-Cumulative Preference Shares to reflect 1 for 10 Sub-Division and Consolidation of Ordinary Shares

Adjustment of voting rights of Non-Cumulative Preference Shares to reflect 1 for 10 Sub-Division and Consolidation of Ordinary Shares

At the Annual General Meeting of The Royal Bank of Scotland Group plc (the "Company") held on 30 May 2012 resolutions were passed authorising a 1 for 10 Consolidation of the Company's Ordinary Shares which became effective on 6 June 2012 (the "Consolidation").

The holders of the Company's outstanding non-cumulative preference shares (the "Preference Shares") are entitled to vote at a general meeting of the Company in certain limited circumstances. The number of votes attaching to each Preference Share is, under the terms and conditions of the Preference Shares, subject to adjustment to reflect certain events such as the Consolidation. Such an adjustment is required in order to ensure as nearly as may be that the ratio which the number of vote(s) to which the holders of the Preference Shares would be entitled on a poll in a general meeting of the Company bears to the number of vote(s) to which the holder of an ordinary share is entitled at such a general meeting will be the same (but no higher) after than as it was before the Consolidation.

Fractional entitlements to additional votes resulting from any such adjustment are rounded down, or up if less than one (as a share may not carry a fraction of a vote).

To reflect the Consolidation, therefore, the board of directors of the Company has resolved that whenever holders of:

1. the 6,255,408 category II non-cumulative dollar preference shares, Series F, ISIN: US7800978048*, are entitled to vote at a general meeting of the Company, on a poll every such holder shall have three votes for each such share held (being the nine votes previously held, multiplied by  4/10 and rounded down accordingly);

2. the following Preference Shares are entitled to vote at a general meeting of the Company, on a poll every such holder shall have one vote for each such share held (being the four votes previously held, multiplied by 4/10 and rounded down accordingly):

9,687,654 category II non-cumulative dollar preference shares, Series H, ISIN: US7800978790*

30,027,877 category II non-cumulative dollar preference shares, Series L, ISIN: US7800977883*

23,125,869 category II non-cumulative dollar preference shares, Series M, ISIN: US7800977966*

22,113,160 category II non-cumulative dollar preference shares, Series N, ISIN: US7800977701*

9,883,307 category II non-cumulative dollar preference shares, Series P, ISIN: US7800977628*

20,646,938 category II non-cumulative dollar preference shares, Series Q, ISIN: US7800977545*

10,163,932 category II non-cumulative dollar preference shares, Series R, ISIN: US7800977479*

1,250,000 non-cumulative euro preference shares, Series 1, ISIN: XS0205935470

784,989 non-cumulative euro preference shares, Series 2, ISIN: DE000A0E6C37

14,866 non-cumulative convertible sterling preference shares, Series 1, ISIN: XS0121856859

64,772 non-cumulative convertible dollar preference shares, Series 1, ISIN: US780097AE13*

3. the following Preference Shares are entitled to vote at a general meeting of the Company, on a poll every such holder shall continue to have one vote for each such share (on the basis that the one vote currently held, when multiplied by 4/10 and rounded up accordingly, does not lead to an increase in the number of whole votes):

26,449,040 category II non-cumulative dollar preference shares, Series S, ISIN: US7800977396*

51,245,839 category II non-cumulative dollar preference shares, Series T, ISIN: US7800977131*

10,130 category II non-cumulative dollar preference shares, Series U, ISIN: US780097AU54*

9,429 non-cumulative euro preference shares, Series 3, ISIN: XS0323734961

54,442 non-cumulative sterling preference shares, Series 1, ISIN: GB00B2825B77

These adjustments maintain, as nearly as may be, the voting rights of each Preference Share as a proportion of the total votes entitled to be cast at a general meeting of the Company.

* Represented by American Depositary Shares (*ADSs*). The ISIN numbers for the ADSs are stated above.

Contact

Jason Knauf
Head of Group Media Centre
0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 June 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary